EXHIBIT 3.1

SECOND AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

S&W SEED COMPANY

10.13 Application of NRS 78.378-78.3793. The provisions of NRS 78.378-78.3793 shall not apply to the shares of Common Stock issued or issuable upon conversion of convertible debentures or exercise of common stock purchase warrants to MFP Partners, L.P. in connection with investment transactions that closed on December 31, 2014.